Exhibit 12.2

Fifth Third Bancorp

Computations of Consolidated Ratios of Earnings to Combined Fixed Charges

and Preferred Stock Dividend Requirements

($ In Millions)

	Three Months Ended June 30, 2014		Six Months Ended June 30, 2014
Excluding Interest on Deposits:

Fixed Charges:
Interest Expense (excluding interest on deposits)	$59		$112
One-Third of Rents, Net of Income from Subleases	7		14
Preferred Stock Dividends	23		32

Total Fixed Charges	$89		$158

Earnings:
Income Before Income Taxes	$606		$1,044
Fixed Charges—Excluding Preferred Stock Dividends	66		126

Total Earnings	$672		$1,170

Ratio of Earnings to Fixed Charges, Excluding Interest On Deposits	7.55	x	7.41	x

Including Interest on Deposits:

Fixed Charges:
Interest Expense	$108		$208
One-Third of Rents, Net of Income from Subleases	7		14
Preferred Stock Dividends	23		32

Total Fixed Charges	$138		$254

Earnings:
Income Before Income Taxes	$606		$1,044
Fixed Charges—Excluding Preferred Stock Dividends	115		222

Total Earnings	$721		$1,266

Ratio of Earnings to Fixed Charges, Including Interest On Deposits	5.22	x	4.98	x